

July 31, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: PGIM ETF Trust
        Issuer CIK: 0001727074
        Issuer File Number: 333-222469 / 811-23324
        Form Type: 8-A12B
        Filing Date: July 31, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the PGIM
Corporate Bond 5-10 Year ETF, PGIM Corporate Bond 10+ Year ETF, and PGIM Corporate Bond
0-5 Year ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications